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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                                                                         October 2004

Commission File Number:                                                                                                                                               000-24980

KENSINGTON RESOURCES LTD.

(Translation of registrant’s name into English)

Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (09-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 306, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9
Item 2.	Date of Material Change October 4, 2004
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on October 4, 2004 and filed on SEDAR on October 6, 2004.
Item 4.

Summary of Material Change

Kensington Resources Ltd. (the “Company”) announced that a detailed update and outline of the 2004/2005 exploration mini-bulk sampling program for the Fort à la Corne (FALC) diamond project was presented to over 50 guests on a visit to the project site.  The joint venture (JV) hosted guests from government, the financial sector, local Aboriginal groups and the media.

Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  Robert A. McCallum, President & CEO, telephone:  (250) 361-1578.

Item 9.	Date of Report October 6, 2004

Schedule A

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

OVER 50 GUESTS ATTEND FORT à LA CORNE SITE VISIT

HOSTED BY KENSINGTON RESOURCES LTD.

Fort à la Corne, Saskatchewan -- Monday, October 4, 2004 – A detailed update and outline of the 2004/2005 exploration mini-bulk sampling program for the Fort à la Corne (FALC) diamond project was presented to over 50 guests on a visit to the project site this week.  The joint venture (JV) hosted guests from government, the financial sector, local Aboriginal groups and the media.

The JV partners welcomed the Honourable Eric Cline, Minister of Industry and Resources, the Honourable Maynard Sonntag, Minister of Aboriginal Affairs, Deputy Minister Larry Spannier, and local members of municipal and provincial governments. The site tour included a formal presentation by Robert McCallum, President and CEO of Kensington Resources Ltd. and Richard Molyneux, President and CEO, De Beers Canada, as well as a technical update on the project by the De Beers project manager, Andrew Williams.

“We at Kensington Resources Ltd. are on a mission to bring awareness and attention to the fact that there are diamonds in Saskatchewan – not just a few, but a tremendous diamond potential,” said Robert A. McCallum. Mr. McCallum’s speech also emphasized the solid working relationship that exists between the Joint Venture partners.  “We recognize that De Beers Canada, with their 100 years of experience, vast resources, state of the art facilities and skilled and experienced people are the Partner of Choice for a Canadian junior. We feel fortunate to have them as project operators for this promising, immense and complex project.”

In his presentation, Richard Molyneux, provided a global context for the diamond project in Saskatchewan, emphasizing De Beers Canada’s focus on moving projects such as FALC, through to evaluation as quickly as possible in order to meet growing demand for diamonds.  “The economic growth in China, and recovery in Japan, the continued strong demand for diamonds in the US and the success of De Beers’ new marketing strategy, have all contributed to a supply demand gap,” he said.

Mr. Molyneux emphasized the need for a realistic understanding of the technical challenges and the time required to develop a mine.  “The restructured Joint Venture management team are looking at new approaches and seeking innovative technologies which may accelerate this timeline,” he said.

“The Joint Venture has invested over $30 million in this project and we have now reached a point where we are intent on reaching a final evaluation and on making a decision,” said Richard Molyneux. “De Beers is examining its global exploration projects and will be identifying the most promising for fast tracking. We hope to have sufficient information at the end of this work project to present a strong case for Fort à la Corne to be one of the selected projects.”

The current work project is planned for completion by March 31, 2005.

Using the expertise of proven management and world-class, experienced technical advisors, Kensington Resources Ltd. is actively involved in confirming the economic potential of this diamond project and moving the project forward to a development decision as rapidly as possible.  The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.25%), Cameco Corporation (5.5%) and UEM Inc. (carried 10%).  The 71+ kimberlite bodies of the Fort à la Corne Field form one of the largest diamondiferous clusters in the world.

For further information, please contact:

Robert A. McCallum, President & CEO

Kensington Resources Ltd.

Suite 306, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  1-800-514-7859 or (250) 361-1578

Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  rob-mccallum@kensington-resources.com

TRADING SYMBOL:  KRT-TSX.V

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 306, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9
Item 2.	Date of Material Change October 7, 2004
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on October 7, 2004 and filed on SEDAR on October 7, 2004.
Item 4.

Summary of Material Change

Kensington Resources Ltd. (the “Company”) announced the adoption by its Board of Directors, subject to regulatory acceptance, of a Shareholder Rights Plan to protect the Company’s shareholders from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company through a take-over bid that may not treat all shareholders equally or fairly. In making the announcement, the Company said it is not aware of any specific take-over bid for the Company that has been made or is contemplated.  The terms of the Plan are identical to the Company’s previous shareholder rights plan which expired on June 29, 2004.

Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  Robert A. McCallum, President & CEO, telephone:  (250) 361-1578.

Item 9.	Date of Report October 12, 2004

Schedule A

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

KENSINGTON RESOURCES LTD. ADOPTS SHAREHOLDER RIGHTS PLAN

Victoria, B.C., Thursday, October 7, 2004 – Kensington Resources Ltd. (the “Company”) announced the adoption by its Board of Directors, subject to regulatory acceptance, of a Shareholder Rights Plan to protect the Company’s shareholders from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company through a take-over bid that may not treat all shareholders equally or fairly. In making the announcement, the Company said it is not aware of any specific take-over bid for the Company that has been made or is contemplated.  The terms of the Plan are identical to the Company’s previous shareholder rights plan which expired on June 29, 2004.

To implement the Plan, the Board of Directors of the Company authorized the issue of one Right in respect of each common share of the Company outstanding to holders of record on the date that the Company’s transfer agent, Computershare Trust Company of Canada, executes the agreement implementing the Plan. Initially, the Rights will attach to and trade with the common shares and be represented by certificates representing common shares.

On the occurrence of certain triggering events, including the acquisition by a person or group of persons of 20% or more of the votes attached to all outstanding voting shares of the Company in a transaction not approved by the Board of Directors, the Rights separate from the common shares and will entitle holders (other than the acquiring person or group persons) to acquire shares of the Company at a 50% discount to the prevailing market price of the shares. The Rights are not triggered by purchases of voting shares made pursuant to a “Permitted Bid” made to all holders of common shares on identical terms.  A Permitted Bid must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and must comply with certain other conditions set out in the agreement signed to implement the Plan.

Although the Rights Plan is effective upon its adoption, the Company intends to submit the Plan to the shareholders of the Company for confirmation within six months from the date of adoption of the Plan.

Using the expertise of proven management and world-class, experienced technical advisors, Kensington Resources Ltd. is actively involved in confirming the economic potential of this diamond project and moving the project forward to a development decision as rapidly as possible.  The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.25%), Cameco Corporation (5.5%) and UEM Inc. (carried 10%).  The 71+ kimberlite bodies of the Fort à la Corne Field form one of the largest diamondiferous clusters in the world.

For further information, please contact:

Robert A. McCallum, President & CEO

Kensington Resources Ltd.

Suite 306, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  1-800-514-7859 or (250) 361-1578

Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  rob-mccallum@kensington-resources.com

TRADING SYMBOL:  KRT-TSX.V

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 306, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9
Item 2.	Date of Material Change October 15, 2004
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on October 15, 2004 and filed on SEDAR on October 15, 2004.
Item 4.

Summary of Material Change

Kensington Resources Ltd. (the “Company”) announced that it had received from the operator, De Beers Canada Exploration Inc., microdiamond results from the Kimberley Microdiamond Lab (KMDL) for Kimberlite Body 150 of the Fort à la Corne Diamond Project in east-central Saskatchewan.

Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  Robert A. McCallum, President & CEO, telephone:  (250) 361-1578.

Item 9.	Date of Report October 18, 2004

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

MICRODIAMOND RESULTS FOR FALC 150 CORE

Victoria, B.C., Friday, October 15, 2004 – Kensington Resources Ltd. (the “Company”) announces that it has received from the operator, De Beers Canada Exploration Inc., microdiamond results from the Kimberley Microdiamond Lab (KMDL) for Kimberlite Body 150 of the Fort à la Corne Diamond Project in east-central Saskatchewan.

Kimberlite 150 was selected for delineation drilling and microdiamond sampling in Fall 2003 due to favourable historical diamond recoveries and its size.  The new results were combined with historical data from the 150 body in order to make grade forecasts based on stone size distributions.  Both the new data and the grade forecasts by Mineral Resource Management (MRM) of De Beers do not support further drilling and sampling work on this kimberlite but efforts on the other prospective bodies will continue under the current, accelerated program.  The 2004 - 2005 evaluation and exploration program, budgeted at $7.62 million, represents the largest and most aggressive program to date at Fort à la Corne.

“While the diamond recoveries from Kimberlite 150 were lower than expected, the Joint Venture partners remain committed in their current strategy of focusing on enriched zones in a number of other proximally-located priority kimberlites bodies including 140/141, 148 and 122,” stated Robert McCallum, President and CEO of Kensington.  “Past results from these bodies have been very encouraging and in the upcoming meetings of the Joint Venture Management Committee, we will be examining ways to accelerate a development decision on the Fort à la Corne Project.”

Representative slabbed core samples were collected from 12 HQ coreholes widely spaced across the 150 body.  A total of 392 microdiamonds were recovered from 51 samples utilizing caustic dissolution methods on 422 kilograms of core submitted to the Saskatchewan Research Council (SRC).  The SRC recovered and reported diamonds down to a lower cutoff of 0.075 millimetres in size; diamonds passing through a 0.075 mm screen were not included in the stone tallies.  The SRC reported 98.6% recovery of internal tracers during diamond recovery and stone picking was routinely audited by a supervisor.

Recovered diamonds and selected caustic residues were sent to the De Beers’ Kimberley Microdiamond Laboratory (KMDL) for further auditing and verification of individual stone size, shape, and sieve category using proprietary techniques.  KMDL reported 238 stones with dimensions equivalent to a +74 micron sieve cut-off and having a combined weight of 0.248 carats including one macrodiamond weighing 0.226 carats recovered in the 2 mm sieve category.  The average diamond grade for all samples was 5.7 stones per 10 kg utilizing only stones greater than 74 microns.

Due to geological complexity in the 150 kimberlite body, the results from the 2003 drillholes were divided into three groups corresponding to the three areal lobes of the kimberlite outline (Table One).  Diamond results by kimberlite type and sieve category are shown in Table Two.

Table One:  150 Microdiamond Results by Kimberlite Type

150 Kimberlite Area	Sample Mass (kg)	Total Stones	Total Carat Weight (octacarats)	Stones > 74 microns	Microdiamond Abundance > 74 microns (stones/10 kg)	Stones larger than 0.5 mm
North Lobe	82.7	80	394,500	47	5.7
West Lobe	239.5	258	24,332,850	161	6.7	1; 0.226 cts.
South Lobe	99.5	54	183,400	31	3.1
Total	421.7	392	24,910,750	239	Average of 5.7

One octacarat is equivalent to 1x10-8 carats

Table Two:  KMDL 150 Microdiamond Results (>74 microns) by Sieve Category and Kimberlite Type

Kimberlite Type	+0.074mm Sieve	+0.106mm Sieve	+0.150mm Sieve	+0.212mm Sieve	+0.300mm Sieve	+0.425mm Sieve	+0.600 to +0.850 mm Sieves	+2 mm Sieve
North Lobe	22	18	3	4	0	0	0	0
West Lobe	78	49	25	6	2	0	0	1
South Lobe	18	9	3	1	0	0	0	0
Total	118	76	31	11	2	0	0	1

In terms of stone size fractions, approximately 49.4% of the stones were recovered on the 0.074 mm sieve and 94.1% of the stones were retained in sieves less than 0.212 mm (Table 2).  However, 91% of the total carat weight of diamond from these samples was recovered in a single stone from the west lobe.  Viewed in isolation, microdiamond stone counts can be misleading and the estimation of macrodiamond grade from microdiamond results will require an interpretation of the diamond grade-size plots.

The 2003 microdiamond dataset was made available for modeling grade estimates by MRM.  From the combined dataset of historical and new results, 352 microdiamonds from the west lobe were available for modeling, of which 46 were re-categorized as less than 74 microns in size, and therefore not used.  Due to the prevalence of stones in only four size classes, historical macrodiamond data for 56 stones was utilized to stabilize the grade-size curve.  The grade forecast for this lobe is 3 cpht and encompasses an estimated mass of 68 million tonnes of kimberlite based on integration of drillhole information and geophysical data.  Currently, confidence limits for the modeled data are not available.

Modeling of the south lobe of the body utilized 129 microdiamonds (23 unused stones were categorized as less than 74 microns in size) grouped into four size categories.  Only 15 macrodiamonds were recovered from this lobe in the past and this number of stones was insufficient to include in the modeling.  The south lobe was assigned a forecast grade of 3 cpht encompassing a mass of 50.5 million tonnes based on integration of drillhole information and geophysical data.  The north lobe was not modeled due to the availability of only 67 microdiamonds and no historical macrodiamonds.  The estimated mass for this lobe is 32.1 tonnes.

The reader is cautioned that the grade estimates are conceptual in nature.  The grade of kimberlite above a 1.5 mm bottom cutoff is estimated from a combination of micro- and macrodiamond data. Confidence levels for these figures are low and additional testing of macrodiamond content may be required to increase confidence levels in the grade forecasts.  The reader also should be aware that insufficient geological control and quantity of sampling has been obtained to permit rigorous application of economic considerations and that there is no certainty that these preliminary assessments will be realized.  In short, the figures presented herein are utilized as an exploration tool and their primary value is for comparison of diamondiferous kimberlite targets within the focus of the ongoing evaluation program.

The large gravity anomaly located east of the known 150 body was targeted with an HQ corehole during the last week of September, 2004.  No substantial kimberlite interval was intersected, although a three metre thick kimberlitic ash bed was encountered within mudstone of the Lower Colorado Group at a depth of 142.6 metres.  The corehole was terminated at a depth of 195 metres.  The source of the gravity anomaly remains unknown.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein.  All aspects of quality assurance, quality control, and sample chain of custody for the Fort a la Corne Joint Venture are managed by De Beers Canada Exploration Inc., the project operator.

Using the expertise of proven management and world-class, experienced technical advisors, Kensington Resources Ltd. is actively involved in confirming the economic potential of this deposit and moving the project forward to a development decision as rapidly as possible.  The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.25%), Cameco Corporation (5.5%) and UEM Inc. (carried 10%). The 71+ kimberlite bodies of the Fort à la Corne Field form one of the largest diamondiferous clusters in the world.

Robert A. McCallum, President & CEO

Kensington Resources Ltd.

Suite 306, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  1-800-514-7859 or (250) 361-1578

Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  rob-mccallum@kensington-resources.com

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations

Tel:  1-800-710-6083

E-mail:  mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

SHAREHOLDER RIGHTS PLAN

AGREEMENT

DATED AS OF

October 6, 2004

BETWEEN

KENSINGTON RESOURCES LTD.

AND

COMPUTERSHARE INVESTOR SERVICES INC.

AS RIGHTS AGENT

Effective:  October 6, 2004

Approved By Shareholders:  ___________________

SHAREHOLDER RIGHTS PLAN AGREEMENT

TABLE OF CONTENTS

Page

ARTICLE 1 - INTERPRETATION

1

1.1

Certain Definitions

1

1.2

Currency

12

1.3

Headings

12

1.4

Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

13

1.5

Acting Jointly or in Concert

13

1.6

Generally Accepted Accounting Principles

13

ARTICLE 2 - THE RIGHTS

14

2.1

Legend on Common Share Certificates

14

2.2

Initial Exercise Price; Exercise of Rights; Detachment of Rights

14

2.3

Adjustments to Exercise Price; Number of Rights

17

2.4

Date on Which Exercise Is Effective

21

2.5

Execution, Authentication, Delivery and Dating of Rights Certificates

22

2.6

Registration, Transfer and Exchange

22

2.7

Mutilated, Destroyed, Lost and Stolen Rights Certificates

23

2.8

Persons Deemed Owners of Rights

23

2.9

Delivery and Cancellation of Certificates

24

2.10

Agreement of Rights Holders

24

2.11

Rights Certificate Holder Not Deemed a Shareholder

25

ARTICLE 3 - ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

25

3.1

Flip-In Event

25

ARTICLE 4 - THE RIGHTS AGENT

27

4.1

General

27

4.2

Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

27

4.3

Duties of Rights Agent

28

4.4

Change of Rights Agent

29

ARTICLE 5 - MISCELLANEOUS

30

5.1

Redemption, Waiver and Extension

30

5.2

Expiration

32

5.3

Issuance of New Rights Certificates

32

5.4

Supplements and Amendments

32

5.5

Fractional Rights and Fractional Shares

33

5.6

Rights of Action

34

5.7

Regulatory Approvals

34

5.8

Declaration as to Non-Canadian Holders

34

5.9

Notices

35

5.10

Costs of Enforcement

36

5.11

Successors

36

5.12

Benefits of this Agreement

36

5.13

Governing Law

36

5.14

Severability

36

5.15

Effective Date

36

5.16

Determinations and Actions by the Board of Directors

36

5.17

Confirmation

37

5.18

Time of the Essence

37

5.19

Execution in Counterparts

37

ATTACHMENT 1 - Form of Rights Certificate

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS AGREEMENT, dated as of October 6, 2004 is made between Kensington Resources Ltd. (the “Company”), a corporation continued under the laws of the Yukon Territory, and Computershare Investor Services Inc., a corporation incorporated under the laws of Canada (the “Rights Agent”);

WHEREAS:

A.

it has been determined that it is in the best interests of the Company to adopt a shareholder rights plan to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any Take Over Bid for the Company;

B.

in order to implement the adoption of a shareholder rights plan as established by this Agreement, the Company has:

(i)

authorized the issuance, effective one minute after the Effective Date, of one Right in respect of each Common Share outstanding one minute after the Effective Date (the “Record Time”); and

(ii)

authorized the issuance of one Right in respect of each Common Share of the Company issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time;

C.

each Right entitles the holder, after the Separation Time, to purchase securities of the Company pursuant to the terms and subject to the conditions set forth herein;

D.

the Company desires to appoint the Rights Agent to act on behalf of the Company and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein;

E.

the Company proposes that this Agreement be in place for a period of three years;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1 - INTERPRETATION

1.1

Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a)

“Acquiring Person” means any Person who is the Beneficial owner of 20% or more of the outstanding Voting Shares of any class; but does not include:

(i)

the Company or any Subsidiary of the Company or any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees in each case of the Company or any subsidiary of the Company or any Person organized, appointed or established by the Company or any subsidiary of the Company for or pursuant to the terms of any such plan or trust;

(ii)

any Person who becomes the Beneficial owner of 20% or more of the outstanding Voting Shares of any class as a result of one or any combination of (A) an acquisition or redemption by the Company of Voting Shares of any class which, by reducing the number of Voting Shares of that particular class outstanding, increases the proportionate number of Voting Shares of that particular class Beneficially owned by such Person to 20% or more of the Voting Shares of that particular class then outstanding, (B) Permitted Bid Acquisitions, (C) Exempt Acquisitions, or (D) Pro Rata Acquisitions; provided, however, that if a Person becomes the Beneficial owner of 20% or more of the outstanding Voting Shares of any class as a result of one or any combination of the operation of (A), (B), (C) or (D) above and such Person thereafter becomes the Beneficial owner of an additional 1% of the Voting Shares of that particular class other than as a result of one or any combination of the operation of (A), (B), (C) or (D) above, then as of the date such Person becomes the Beneficial owner of such additional Voting Shares of that particular class, such Person shall become an “Acquiring Person”;

(iii)

for a period of 10 days after the Disqualification Date, any Person who becomes the Beneficial owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Clause 1.1(f)(B) solely because such Person or the Beneficial owner of such Voting Shares has participated in, proposes or intends to make or is participating in a Take Over Bid or any plan or proposal relating thereto or resulting therefrom, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, “Disqualification Date” means the first date of a public announcement of facts indicating that any Person has participated in, has made, proposes or intends to make or is participating in a Take Over Bid;

(iv)

an underwriter or member of a banking or selling group that becomes the Beneficial owner of 20% or more of the Voting Shares in connection with a bona fide distribution to the public of securities of the Company; or

(v)

a Person (a “Grandfathered Person”) who is the Beneficial owner of more than 20% of the outstanding Voting Shares determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial owner of any additional Voting Shares that increases its Beneficial ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding as at the Record Time, other than through a Permitted Bid Acquisition or a Pro Rata Acquisition;

(b)

“Affiliate”, when used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such a specified Person;

(c)

“Agreement” means this shareholder rights plan agreement dated as of October 6, 2004 between the Company and the Rights Agent, as amended or supplemented from time to time; “hereof”, “herein”, “hereto” and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(d)

“Annual cash dividend” means cash dividends paid in any fiscal year of the Company, to the extent that such cash dividends do not exceed in the aggregate, the greatest of:

(i)

200% of the aggregate amount of cash dividends declared payable by the Company on its Common Shares in its immediately preceding fiscal year;

(ii)

300% of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by the Company on its Common Shares in its three immediately preceding fiscal years;

(iii)

100% of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding fiscal year;

(e)

“Associate” means, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person, or a relative of that Person who has the same residence as that Person;

(f)

A Person shall be deemed the “Beneficial owner” of, and to have “Beneficial ownership” of, and to “Beneficially own”,

(i)

any securities of which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(ii)

any securities of which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity (whether such right is exercisable immediately or within a period of 60 days thereafter and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering of securities and other than pledges of securities in the ordinary course of business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option, or otherwise; and

(iii)

any securities which are Beneficially owned within the meaning of Clauses 1.1(f)(i) or (ii) by any other Person with whom such Person is acting jointly or in concert,

provided, however, that a Person shall not be deemed the “Beneficial owner” of, or to have “Beneficial ownership” of, or to “Beneficially own”, any security:

(A)

solely because such security has been deposited or tendered pursuant to any Take Over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person referred to in Clause 1.1(f)(iii), until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(B)

solely because such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), holds or exercises dispositive power over such security in circumstances where, (1) the ordinary business of any such

Person (the “Investment Manager”) includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such dispositive power over such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (a “Client”); or (2) such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons and holds such dispositive power over such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person (each an “Estate Account”) or for such other accounts (each an “Other Account”); or (3) such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies; or (4) such Person (the “Administrator”) is the administrator or trustee of one or more pension funds on plans (a “Plan”) registered under the laws of Canada or any Province thereof or the laws of the United States of America or any state thereof; or (5) such Person is a securities depositary (a “Depositary”); or (6) such Person is a Crown agent or agency;

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator, the Plan, the Depositary or the Crown agent or agency, as the case may be, is not then making a Take Over Bid or has not then announced an intention to make a Take Over Bid whether acting alone or jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Company or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market;

(C)

solely because such Person is, (1) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds or exercises voting or dispositive power over such security, or (2) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds or exercises voting or dispositive power over such security, or (3) a Plan with the same Administrator as another Plan;

(D)

where such Person is, (1) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (2) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company, or (3) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(E)

because such security has been, or has been agreed to be, deposited or tendered pursuant to a Lock-up Agreement, or is otherwise deposited or tendered, to any Take Over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(g)

“Board of Directors” means the board of directors of the Company or any duly constituted and empowered committee thereof;

(h)

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver are authorized or obligated by law to close;

(i)

“Canadian Dollar Equivalent” of any amount which is expressed in United States Dollars means, on any date, the Canadian dollar equivalent of any such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date;

(j)

“Canadian - U.S. Exchange Rate” means, on any date, the inverse of the U.S. - Canadian Exchange Rate in effect on such date;

(k)

“Close of business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Vancouver of the transfer agent for the Common Shares of the Company (or, after the Separation Time, the principal transfer office in Vancouver of the Rights Agent) is closed to the public;

(l)

“Common Shares” means the common shares without par value in the capital of the Company;

(m)

“Corporation Act” means the Business Corporation Act (Yukon);

(n)

“Competing Permitted Bid” means a Take Over Bid that:

(i)

is made while another Permitted Bid is in existence;

(ii)

satisfies all components of the definition of a Permitted Bid other than the requirements set out in clause (ii) of the definition of a Permitted Bid; and

(iii)

contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take Over Bid prior to the close of business on a date which is no earlier than the later of (A) 35 days after the date of the Take Over Bid, and (B) the date on which Voting Shares may be taken up under any other Permitted Bid that is then in existence and preceded the Competing Permitted Bid;

(o)

“Controlled” a corporation shall be deemed to be “controlled” by another Person or two or more Persons if:

(i)

securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person or Persons; and

(ii)

the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation;

(p)

“Co-Rights Agents” has the meaning assigned in Subsection 4.1(a);

(q)

“Disposition Date” has the meaning assigned in Subsection 5.1(a);

(r)

“Dividend Reinvestment Acquisition” means an acquisition of Voting Shares of any class pursuant to a Dividend Reinvestment Plan;

(s)

“Dividend Reinvestment Plan” means a regular dividend reinvestment or other plan of the Company made available by the Company to holders of its securities and to holders of securities of a Subsidiary of the Company, where such plan permits the holder to direct that some or all of:

(i)

dividends paid in respect of shares of any class of the Company or a Subsidiary;

(ii)

proceeds of redemption of shares of the Company or a Subsidiary;

(iii)

interest paid on evidences of indebtedness of the Company or a Subsidiary; or

(iv)

optional cash payments;

are applied to the purchase from the Company of Common Shares;

(t)

“Election to Exercise” has the meaning assigned in Subsection 2.2(d);

(u)

“Effective Date” means October 6, 2004;

(v)

“Exempt Acquisition” means a share acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of 5.1 (a) or (b);

(w)

“Exercise Price” means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be $15;

(x)

“Expansion Factor” has the meaning assigned in Subsection 2.3(a);

(y)

“Expiration Time” means the close of business on October 6, 2007;

(z)

“Flip-in Event” means a transaction whereby or pursuant to which any Person becomes an Acquiring Person;

(aa)

“holder” has the meaning assigned in Section 2.8;

(bb)

“Independent Shareholders” means holders of Voting Shares, other than (a) any Acquiring Person, (b) any Offeror (other than any Person who pursuant to Clause 1.1(f) is not deemed to Beneficially own the Voting Shares held by such Person), (c) any Affiliates or Associates of any Acquiring Person or Offeror, (d) any Person acting jointly or in concert with any Acquiring Person or Offeror, and (e) any employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of the Company or a Subsidiary of the Company, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take Over Bid;

(cc)

“Lock-up Agreement” means an agreement (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Company) not later than the date on which the Lock-up Bid (defined below) is publicly announced or if the Lock-up Bid has been made prior to the date of the Lock-up Agreement not later than the date of the Lock-up Agreement) between an Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and a Person (the “Locked-up Person”) who is not an Affiliate or Associate of the Offeror or a Person acting jointly or in concert with the Offeror whereby the Locked-up Person agrees to deposit or tender the Voting Shares held by the Locked-up Person to the Offeror’s Take Over Bid or to any Take Over Bid made by any of the Offeror’s Affiliates or Associates or made by any other Person acting jointly or in concert with the Offeror (the “Lock-up Bid’), where the agreement:

(i)

(A) subject to Subsection 1.1(cc)(iv), permits the Locked-up Person to withdraw Voting Shares from, or to terminate its obligation to deposit or tender Voting Shares to or not to withdraw Voting Shares from, the Lock-up Bid in order to tender or deposit the Voting Shares to another Take Over Bid or to support another transaction that in either case will provide greater value to the Locked-up Person than the Lock-up Bid, and (B) does not provide or require that such greater value be more than 5% higher than the offering price or value contained in or proposed to be contained in the Lock-up Bid to which the Locked-up Person has agreed to deposit or tender Voting Shares pursuant to the Lock-up Agreement;

(ii)

if the Lock-up Bid is for less than all of the Voting Shares, permits the Locked-up Person to withdraw Voting Shares from, or to terminate its obligation to deposit or tender Voting Shares to or not to withdraw Voting Shares from, the Lock-up Bid in order to tender or deposit the Voting Shares to another Take Over Bid or to support another transaction which, if successful, would result in all of the Locked-up Person’s Voting Shares being taken up or otherwise acquired and paid for;

(iii)

does not provide for payment by a Locked-up Person of any “break-up” fees “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of (A) the cash equivalent of 2.5% of the price or value payable under the Lock-up Bid to the Locked-up Person, and (B) 50% of the amount by which the price or value payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, in the event that the Locked-up Person fails to deposit or tender Voting Shares pursuant thereto or withdraws Voting Shares previously deposited or tendered thereto in order to accept another Take Over Bid or to support another transaction; and

(iv)

may include a right to match or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price or value contained in another Take Over Bid or transaction or other similar limitation on a Locked-up Person’s right to withdraw Voting Shares from the agreement; provided, however, that the limitation does not preclude the Locked-up Person from withdrawing Voting Shares from the Lock-up Bid in order to tender or deposit the Voting Shares to another Take Over Bid or to support another transaction that in either case will provide greater value to the Locked-up Person than the Lock-up Bid or which, in the circumstances described in Subsection 1.1(cc)(ii), would result in all of the Locked-up Person’s Voting Shares being taken up or otherwise acquired and paid for.

(dd)

“Market Price” per share of any securities on any date of determination means the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 causes closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i)

the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each of such securities as reported by the principal Canadian securities exchange (as determined by the Board of Directors) on which such securities are listed or admitted to trading;

(ii)

if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian securities exchange, the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each share as reported by the principal national United States securities exchange (as determined by the Board of Directors) on which such securities are listed or admitted for trading;

(iii)

if for any reason none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(iv)

if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a United States securities exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected by the Board of Directors;

provided, however, that if on any such date none of such prices is available, the closing price per share of such securities on such date shall mean the fair value per share of the securities on such date as determined in good faith by the Board of Directors, after consultation with a nationally or internationally recognized investment dealer or investment banker. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof.

(ee)

“Nominee” has the meaning assigned in Subsection 2.2(c);

(ff)

“Offer to Acquire” includes:

(i)

an offer to purchase or a solicitation of an offer to sell Voting Shares of any class or classes, and

(ii)

an acceptance of an offer to sell Voting Shares of any class or classes, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(gg)

“Offeror” means a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take Over Bid other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;

(hh)

“Offeror’s Securities” means Voting Shares Beneficially owned by an Offeror and by any Person acting jointly or in concert with such Person on the date of the Offer to Acquire;

(ii)

“Permitted Bid” means a Take Over Bid made by an Offeror that is made by means of a Take Over Bid circular and which also complies with the following additional provisions:

(i)

the Take Over Bid is made to all holders of Voting Shares as registered on the books of the Company, other than the Offeror;

(ii)

the Take Over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up and paid for pursuant to the Take Over Bid (A) prior to the close of business on a date which is not less than 60 days following the date of the Take Over Bid, and (B) unless at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take Over Bid and not withdrawn;

(iii)

the Take Over Bid contains an irrevocable and unqualified provision that, unless the Take Over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take Over Bid at any time during the period described in Clause 1.1(ii)(ii) and that any Voting Shares deposited pursuant to the Take Over Bid may be withdrawn until taken up and paid for; and

(iv)

the Take Over Bid contains an irrevocable and unqualified provision that, unless the Take Over Bid is withdrawn, in the event that the deposit condition set forth in Clause 1.1(ii)(ii) is satisfied the Offeror will make a public announcement of that fact and the Take Over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement;

(jj)

“Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(kk)

“Person” includes an individual, firm, body corporate, trust, partnership, syndicate or other form of unincorporated association, a government and its agencies or instrumentalities, any entity or group whether or not having legal personality and any of the foregoing acting in any derivative, representative or fiduciary capacity;

(ll)

“Pro Rata Acquisition” means an acquisition of Voting Shares; (i) as a result of a stock dividend, stock split or other event pursuant to which a Person receives or acquires Voting Shares on the same pro rata basis as all other holders of Voting Shares; or (ii) pursuant to a Dividend Reinvestment Plan; or (iii) pursuant to the receipt and/or exercise of rights issued by the Company to all the holders of Voting Shares of the Company to subscribe for or purchase Voting Shares of the Company, provided that such rights are acquired directly from the Company as part of a bona fide rights offering and not from any other Person; or (iv) pursuant to a distribution by the Company of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities) made pursuant to a prospectus or by way of private placement by the Company, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible or exchangeable for Voting Shares, than the Person’s percentage of Voting Shares Beneficially owned immediately prior to such acquisition;

(mm)

“Record Time” has the meaning assigned in recital B to this Agreement;

(nn)

“Redemption Price” has the meaning assigned in Subsection 5.1(c) of this Agreement;

(oo)

“Right” means a right to purchase a Common Share of the Company, upon the terms and subject to the conditions set forth in this Agreement;

(pp)

“Rights Certificate” means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached as Attachment 1;

(qq)

“Rights Holders’ Special Meeting” means a meeting of the holders of Rights called by the Board of Directors for the purpose of approving a supplement or amendment to this Agreement pursuant to Subsection 5.4(c);

(rr)

“Rights Register” has the meaning assigned in Subsection 2.6(a);

(ss)

“Securities Act” means the Securities Act (British Columbia), R.S.B.C. 1996, c. 418, as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto;

(tt)

“Separation Time” means the close of business on the eighth Trading Day after the earlier of:

(i)

the Stock Acquisition Date;

(ii)

the date of the commencement of or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Take Over Bid (other than a Permitted Bid or a Competing Permitted Bid, as the case may be); and

(iii)

the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such,

or such earlier or later time as may be determined by the Board of Directors, provided that, if any Take Over Bid referred to in this Clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take Over Bid shall be deemed, for the purposes of this definition, never to have been made;

(uu)

“Special Meeting” means a special meeting of the holders of Voting Shares, called by the Board of Directors for the purpose of approving a supplement, amendment or variation to this Agreement pursuant to Subsection 5.4(b) or Subsection 5.4(c);

(vv)

“Stock Acquisition Date” shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 111 of the Securities Act or Section 13(d) of the U.S. Exchange Act) by the Company or an Acquiring Person that an Acquiring Person has become such;

(ww)

“Subsidiary” - a corporation shall be deemed to be a Subsidiary of another corporation if:

(i)

it is controlled by:

(A)

that other, or

(B)

that other and one or more corporations each of which is controlled by that other, or

(C)

two or more corporations each of which is controlled by that other, or

(ii)

it is a Subsidiary of a corporation that is that other’s Subsidiary;

(xx)

“Take Over Bid” means an Offer to Acquire Voting Shares or securities convertible into Voting Shares if, assuming that the Voting Shares or convertible securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion of securities convertible into Voting Shares) together with the Offeror’s Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(yy)

“Trading Day”, when used with respect to any securities, means a day on which the principal Canadian securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange, a Business Day;

(zz)

“U.S.-Canadian Exchange Rate” means, on any date:

(i)

if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)

in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;

(aaa)

“U.S. Dollar Equivalent” of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the Canadian - U.S. Exchange Rate in effect on such date;

(bbb)

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(ccc)

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced; and

(ddd)

“Voting Shares” means the Common Shares of the Company and any other shares in the capital of the Company entitled to vote generally in the election of all elected directors.

1.2

Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3

Headings

The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4

Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

For purposes of this Agreement, the percentage of Voting Shares of any class Beneficially owned by any Person, shall be and be deemed to be the product determined by the formula:

100 x A/B

where:

A =

the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially owned by such Person; and

B =

the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where any Person is deemed to Beneficially own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares owned by such Person.

1.5

Acting Jointly or in Concert

For purposes of this Agreement, whether Persons are acting jointly or in concert is a question of fact in each circumstance, however, a Person shall be deemed to be acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding, whether formal or informal, with the first Person, any Affiliate or Associate of the first Person or any person acting jointly or in concert with the first Person, acquires or offers to acquire Voting Shares (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business).

1.6

Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2 - THE RIGHTS

2.1

Legend on Common Share Certificates

Certificates for the Common Shares that are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall also represent and evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

Until the Separation Time (defined in the Shareholder Rights Plan Agreement referred to below), this certificate also evidences rights of the holder described in a Shareholder Rights Plan Agreement, dated as of October 6, 2004 (the “Shareholder Rights Plan Agreement”), between Kensington Resources Ltd. (the “Corporation”) and Computershare Investor Services Inc., the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of the Corporation. Under certain circumstances set out in the Shareholder Rights Plan Agreement, the rights may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Shareholder Rights Plan Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.

Certificates representing Common Shares that are issued and outstanding at the Record Time, which as at the Effective Date represent Common Shares, shall also represent and evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.

2.2

Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)

Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (and the Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Company or any of its Subsidiaries shall be void.

(b)

Until the Separation Time,

(i)

the Rights shall not be exercisable and no Right may be exercised; and

(ii)

each Right will be represented and evidenced by the certificate for the associated Common Share of the Company registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share of the Company.

(c)

From and after the Separation Time and prior to the Expiration Time:

(i)

the Rights shall be exercisable; and

(ii)

the registration and transfer of Rights shall be separate from and independent of Common Shares of the Company.

Promptly following the Separation Time, the Company will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)), at such holder’s address as shown by the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(i)

a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(ii)

a disclosure statement describing the Rights,

provided that a Nominee shall be sent the materials provided for in (i) and (ii) in respect of all Common Shares of the Company held of record by it which are not Beneficially owned by an Acquiring Person.

(d)

Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

(i)

the Rights Certificate evidencing such Rights;

(ii)

an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)

payment by certified cheque, banker’s draft or money order payable to the order of the Company, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e)

Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Clause 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Clause 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Company in the event that the Company is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)

requisition from the transfer agent certificates representing the number of such Common Shares to be purchased (the Company hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)

when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii)

after receipt of the certificates referred to in Clause 2.2(e)(i), deliver the same to or to the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

(iv)

when appropriate, after receipt, deliver the cash referred to in Clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and

(v)

tender to the Company all payments received on the exercise of the Rights.

(f)

In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)

The Company covenants and agrees that it will:

(i)

take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(ii)

take all such action as may be necessary and within its power to comply with the requirements of the Corporation Act and the Securities Act, and the applicable securities laws or comparable legislation of each of the provinces and territories of Canada, the U.S. Securities Act, the U.S. Exchange Act and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii)

use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal stock exchanges on which such Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv)

cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v)

pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Company to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Common Shares to be issued upon exercise of any Rights, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)

after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3

Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)

In the event the Company shall at any time after the Record Time and prior to the Expiration Time:

(i)

declare or pay a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Company) other than pursuant to any optional stock dividend program;

(ii)

subdivide or change all of the then outstanding Common Shares into a greater number of Common Shares;

(iii)

consolidate or change all of the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)

issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Company) in respect of, in lieu of or in exchange for all of the existing outstanding Common Shares except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below.

If an event occurs which would require an adjustment under both this Section 2.3 and Subsection 3.1(a), the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under Subsection 3.1(a).

If the Exercise Price and number of Rights outstanding are to be adjusted:

(i)

the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(ii)

each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Company shall issue any shares in its capital other than Common Shares in a transaction of a type described in Clause 2.3(a)(i) or (iv), such shares shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Company and the Rights Agent agree to amend this Agreement in order to effect such treatment.

If the Company at any time after the Record Time and prior to the Separation Time issues any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be represented and evidenced by the certificate representing such associated Common Share.

(b)

If the Company at any time after the Record Time and prior to the Separation Time fixes a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii)

the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to a Dividend Reinvestment Plan or any similar plan shall be deemed not to constitute an issue of rights, options or warrants by the Company.

(c)

If the Company at any time after the Record Time and prior to the Separation Time fixes a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend or a dividend referred to in Section 2.3(a)(i), but including any dividend payable in securities other than Common

Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b) hereof), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)

the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)

Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.  All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share.  Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i)

three years from the date of the transaction which gives rise to such adjustment; or

(ii)

the Expiration Date.

(e)

If the Company at any time after the Record Time and prior to the Separation Time issue any shares in its capital (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such shares, or securities convertible into or exchangeable for any such capital stock in a transaction referred to in Clauses 2.3(a)(i) or (iv) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c) above, such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c) above, shall be made. Subject to the prior consent of the holders of the Voting Shares or the Rights as set forth in subsection 5.4(b) or (c), the Company and the Rights Agent shall have authority to amend this Agreement as appropriate to provide for such adjustments.

(f)

Each Right originally issued by the Company subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g)

Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(h)

In any case in which this Section 2.3 requires that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(i)

Notwithstanding anything contained in this Section 2.3 to the contrary, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i)

consolidation or subdivision of Common Shares;

(ii)

issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii)

stock dividends; or

(iv)

issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Company to holders of its Common Shares, shall not be taxable to such shareholders.

2.4

Date on Which Exercise Is Effective

Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Company are open.

2.5

Execution, Authentication, Delivery and Dating of Rights Certificates

(a)

The Rights Certificates shall be executed on behalf of the Company by its Chairman of the Board, President or any of its Vice Presidents and by its Secretary under the corporate seal of the Company reproduced thereon. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b)

Promptly after the Company learns of the Separation Time, the Company will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and the Rights Agent shall countersign manually or by facsimile signature (in a manner satisfactory to the Company) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof.  No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)

Each Rights Certificate shall be dated the date of countersignature thereof.

2.6

Registration, Transfer and Exchange

(a)

The Company will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Company will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of a transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Company will execute, and the Rights Agent will countersign, register and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)

All Rights issued upon any registration of a transfer or exchange of Rights Certificates shall be the valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)

Every Rights Certificate surrendered for registration of a transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

2.7

Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)

If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Company shall execute and the Rights Agent shall countersign register and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)

If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time:

(i)

evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)

such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless, then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and upon the Company request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost, or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)

As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)

Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Company, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8

Persons Deemed Owners of Rights

The Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Share).

2.9

Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent.  The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company.

2.10

Agreement of Rights Holders

Every holder of Rights, by accepting the Rights, consents and agrees with the Company and the Rights Agent and with every other holder of Rights:

(a)

to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)

that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)

that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d)

that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of a transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

(e)

that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

(f)

that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein; and

(g)

that notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right to any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11

Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Company or any right to vote at any meeting of shareholders of the Company whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Company at any meeting thereof, or to give or withhold consent to any action of the Company, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Company except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3 - ADJUSTMENTS TO THE RIGHTS IN THE

EVENT OF CERTAIN TRANSACTIONS3

3.1

Flip-In Event

(a)

Subject to Subsection 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, then thereafter, each Right shall constitute, effective at the close of business on the eighth Trading Day after the Stock Acquisition Date, the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to two times the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after the consummation or occurrence or event, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b)

Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i)

an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or with any Affiliate or Associate of an Acquiring Person); or

(ii)

a transferee of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or with any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an

Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or with any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding Clause 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c)

From and after the Separation Time, the Company shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Corporation Act and the Securities Act, and the applicable securities laws or comparable legislation in each of the provinces and territories of Canada and of the United States and each of the States thereof in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(d)

Any Rights Certificate that represents Rights Beneficially owned by a Person described in either Clause 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or with an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Plan Agreement.

Provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Company in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.  The issuance of a Rights Certificate without the legend referred to in this Subsection 3.1(d) shall be of no effect on the provisions of Subsection 3.1(b).

ARTICLE 4 - THE RIGHTS AGENT

4.1

General

(a)

The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment.  The Company may from time to time appoint such co-Rights Agents (“Co-Rights Agents”) as it may deem necessary or desirable, subject to the prior approval of the Rights Agent.  In the event the Company appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Company may determine with the approval of the Rights Agent and the Co-Rights Agent.  The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement.

(b)

The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)

The Company shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Company.

(d)

The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time on demand of the Rights Agent, its reasonable expenses and counsel fees and any other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder.

4.2

Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)

Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation is eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof.  If at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights

Certificates so countersigned; and in case at that time any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)

If at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and if at that time any of the Right Certificates have not been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Right Certificates will have the full force provided in the Right Certificates and in this Agreement.

4.3

Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Company and the holders of certificates for Common Shares and Rights Certificates, by their acceptance thereof, shall be bound:

(a)

the Rights Agent may consult with legal counsel (who may be legal counsel for the Company) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion;

(b)

whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, President, any Vice President, Treasurer or Secretary of the Company and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)

the Rights Agent will be liable hereunder for its own negligence, bad faith or wilful misconduct;

(d)

the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only;

(e)

the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exerciseability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f)

the Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)

the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman of the Board, President, any Vice President, Treasurer or Secretary of the Company, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

(h)

the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Company or have a pecuniary interest in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity; and

(i)

the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4

Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Company) in writing mailed to the Company and to each transfer agent of Common Shares by registered or certified mail.  The Company may remove the Rights Agent upon 60 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company will appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Company the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate, if any, for inspection by the Company), may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia.  After appointment, the successor Rights

Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose.  Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9.  Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

ARTICLE 5 - MISCELLANEOUS5

5.1

Redemption, Waiver and Extension

(a)

The Board of Directors acting in good faith may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within eight Trading Days following a Stock Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Flip-in Event shall be deemed not to have occurred and the Separation Time shall be deemed not to have occurred as a result of such Person becoming an Acquiring Person.  Any such waiver pursuant to this Subsection 5.1(a) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial ownership of Voting Shares such that the Person is no longer an Acquiring Person.  If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

(b)

The Board of Directors acting in good faith may, prior to a Flip-in Event having occurred, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to such particular Flip-in Event that would result from a Take Over Bid made by means of a Take Over Bid circular to all holders of Voting Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(a)), provided that if the Board waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(b), the Board shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any other Take Over Bid which is made by means of a Take Over Bid circular to all holders of Voting Shares prior to the expiry of any Take Over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been granted under this Subsection 5.1(b).

(c)

In the event that prior to the occurrence of a Flip-in Event a Person acquires, pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition under Subsection 5.1(b), outstanding Voting Shares, other than Voting Shares Beneficially owned at the date of the Permitted Bid, Competing Permitted Bid or Exempt Acquisition under Subsection 5.1(b) by such Person, then the Board of Directors shall, immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(d)

With the prior approval of the holders of Voting Shares or Rights given in accordance with Section 5.4, the Board of Directors of the Company acting in good faith may, at its option, at any time prior to the provisions of Section 3.1 becoming applicable as a result of the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at the Redemption Price appropriately adjusted in a manner analogous to the applicable adjustments provided for in Section 2.3, which adjustments shall only be made in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred.

(e)

Where a Take Over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(f)

If the Board of Directors is deemed under Subsection 5.1(c) to have elected or elects under Subsections 5.1(d) or (e) to redeem the Rights, then subject to Subsection 5.1(h), the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(g)

Within 10 calendar days after the Board of Directors is deemed under Subsection 5.1(c) to have elected or elects under Subsection 5.1(d) or (e) to redeem the Rights, the Company shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.  Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(h)

Upon the Rights being redeemed pursuant to Subsection 5.1(e), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(i)

The Company shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 pursuant to this Subsection 5.1.

5.2

Expiration

No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1(a) of this Agreement.

5.3

Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4

Supplements and Amendments

(a)

The Company may make any amendments to this Agreement to correct any clerical or typographical error, or which are required to maintain the validity of the Agreement as a result of any change in any applicable legislation or regulations or rules thereunder, or at the request of a stock exchange on which the Common Shares are traded from time to time.  Notwithstanding anything in this Section 5.4 to the contrary, no amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)

Subject to Subsection 5.4(a), the Company may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).  Such consent shall be deemed to have been given if provided by the holders of Voting Shares at a Special Meeting, called and held in compliance with applicable laws and regulatory requirements and the requirements in the articles and by-laws of the Company.  Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by all holders of Voting Shares (other than any holder of Voting Shares who is an Offeror pursuant to a Take Over Bid that is not a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition, with respect to all Voting Shares Beneficially owned by such Person), represented in person or by proxy at the Special Meeting.

(c)

The Company may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).  Such consent shall be deemed to have been given if provided by the holders of Rights at a Rights Holders’ Special Meeting called and held in compliance with applicable laws and regulatory requirements and, to the extent possible, with the requirements in the articles and by-laws of the Company applicable to meetings of holders of Voting Shares, applied mutatis mutandis.  Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to Subsection 3.1(b)), represented in person or by proxy at the Rights Holders’ Special Meeting.

(d)

Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof.  For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company’s articles and by-laws and the Corporation Act with respect to the meetings of shareholders of the Company.

(e)

Any amendments made by the Company to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules thereunder, or are made at the request of a stock exchange on which the Common Shares are traded from time to time, shall:

(i)

if made before the Separation Time, be submitted to the shareholders of the Company at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment; or

(ii)

if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Company and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d) confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5

Fractional Rights and Fractional Shares

(a)

The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights and the Company shall not be required to pay any amount to a holder of record of Rights Certificates in lieu of such fractional Rights.

(b)

The Company shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares and the Company shall not be required to pay any amount in lieu of such fractional Common Shares.

5.6

Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights.  Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce such holder’s right to exercise such holder’s Rights or Rights to which such holder is entitled in the manner provided in such holder’s Rights Certificate and in this Agreement.  Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holder of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7

Regulatory Approvals

Any obligation of the Company or action or event contemplated by this Agreement or any amendments thereto shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of any stock exchange shall be obtained, such as to the issuance of Common Shares upon the exercise of Rights under Subsection 2.2(d).

5.8

Declaration as to Non-Canadian Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Company with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance.  In no event shall the Company or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.9

Notices

(a)

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Company shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Kensington Resources Ltd.

Suite 306, 1208 Wharf Street
Victoria, British Columbia
V8W 3B9

Attention:  President

Telecopy No.: 250-361-3410

(b)

Notices or demands authorized or required by this Agreement to be given or made by the Company or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Company), or sent by facsimile or other form of recorded electronic communication, charges prepaid, and confirmed in writing, as follows:

Computershare Investor Services Inc.

510 Burrard Street

Vancouver, British Columbia

V6C 3B9

Attention:  Manager, Client Services

Telecopy No.: 604-661-9401

(c)

Notices or demands authorized or required by this Agreement to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by registered or certified mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Company for its Common Shares.  Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)

Any notice given or made in accordance with Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter).  Each of the Company and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10

Costs of Enforcement

The Company agrees that if the Company fails to fulfil any of its obligations pursuant to this Agreement, then the Company will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

5.11

Successors

All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12

Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.

5.13

Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14

Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.14

Effective Date

This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date.

5.16

Determinations and Actions by the Board of Directors

Upon the advice of outside legal counsel, the Board of Directors of the Company shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board of Directors of the Company as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to, make all determinations deemed necessary or advisable for the administration of this Agreement.  All such actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board, in good faith, shall not subject the Board or any director of the Company to any liability to the holders of the Rights.

5.17

Confirmation

The Company shall request the confirmation of this Agreement at a general meeting of holders of Voting Shares to be held within six months of the date of this Agreement.  If the Agreement is not confirmed at such meeting by a majority of votes cast by holders of Voting Shares who vote in respect of the confirmation of this Agreement, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on the date of termination of such meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Section 5.1(a) or (b) hereof) prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.17.

5.18

Time of the Essence

Time shall be of the essence in this Agreement.

5.19

Execution in Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

KENSINGTON RESOURCES LTD. By: (signed)	(C/S)

COMPUTERSHARE INVESTOR SERVICES INC. By: (signed) By: (signed)	(C/S)

ATTACHMENT 1

KENSINGTON RESOURCES LTD.

SHAREHOLDER RIGHTS PLAN AGREEMENT

[Form of Rights Certificate]

Certificate No. __________

Rights _______________

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT.  UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

Rights Certificate

This certifies that ________________________________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of October 6, 2004 (the “Shareholder Rights Plan Agreement”), between KENSINGTON RESOURCES LTD. (the “Company”), a corporation incorporated under the laws of the Yukon Territory, and Computershare Investor Services Inc., a corporation incorporated under the laws of Canada (the “Rights Agent”) (which term shall include any successor Rights Agent under the Shareholder Rights Plan Agreement), to purchase from the Company at any time after the Separation Time (as such term is defined in the Shareholder Rights Plan Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Plan Agreement), one fully paid common share of the Company (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in the city of Vancouver.  The Exercise Price shall initially be $__________ (Cdn.) per Right and shall be subject to adjustment in certain events as provided in the Shareholder Rights Plan Agreement.

This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Plan Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Plan Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights Certificates. Copies of the Shareholder Rights Plan Agreement are on file at the registered office of the Company.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered.  If the Rights evidenced by this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Plan Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Plan Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Plan Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of KENSINGTON RESOURCES LTD. and its corporate seal.

KENSINGTON RESOURCES LTD. By: [Chairman]	C/S
By: [President]

COMPUTERSHARE INVESTOR SERVICES INC. By:	C/S

FORM OF TRANSFER

(To be executed by the registered holder if the holder wishes to transfer the Rights Certificate.)

FOR VALUE RECEIVED _______________________________________________ hereby sells, assigns and transfers unto

(Please print name and address of transferee.)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ___________________________________, as attorney, to transfer the within Rights on the books of KENSINGTON RESOURCES LTD., with full power of substitution.

Dated:	Signature
Signature Guaranteed:	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

The signature of the person executing this form of transfer must be guaranteed by a chartered bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

CERTIFICATE

(To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.  Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Dated:	Signature

(To be attached to each Rights Certificate.)

FORM OF ELECTION TO EXERCISE

(To be exercised by the registered holder if such holder desires to exercise the Rights Certificate.)

TO:

KENSINGTON RESOURCES LTD. and Computershare Investor Services Inc.

The undersigned hereby Irrevocably elects to exercise _____________________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued In the name of:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

Dated:	Signature
Signature Guaranteed:	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

*The signature of the person executing this form of election to exercise must be guaranteed by a chartered bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

CERTIFICATE

(To be completed if true.)

The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.  Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Dated:	Signature

(To be attached to each Rights Certificate.)

NOTICE

In the event the certification set forth above in the Forms of Transfer and Election is not completed, KENSINGTON RESOURCES LTD. will deem the Beneficial owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof.  No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENSINGTON RESOURCES LTD.

(Registrant)

October 13, 2005

By: /s/ Robert A. McCallum

Date

Robert A. McCallum

President, CEO and Director

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